A1+ 3|12|2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

V2 3/1204

SEC FILE NUMBER

8- 53298 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMG Partners, ~~Inc.~~ Corporation

DBA: RMG Partners

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 California Street Suite 1780

(No. and Street)

San Francisco   CA   94104

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sanjay Lillaney   (415) 434-9400

(Area Code – Telephone Number)

OFFICIAL USE ONLY

FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – if individual, state last, first, middle name)

5464 Yarmouth Ave., #59   Encino   CA   91316

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 23 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Sanjay Lillaney__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __RMG Partners, Inc.__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CEO, RMG Partners__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMG PARTNERS CORPORATION

FINANCIAL STATEMENTS

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003



RMG PARTNERS CORPORATION

Table Of Contents

	PAGE
SEC Form X-17A-5	1
Independent Auditor's Report	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information	
Schedule I Statement of Net Capital	10
Schedule II Determination of Reserve Requirements	11
Schedule III Information Relating to Possession or Control	11
Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5	12 - 13

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
RMG Partners Corporation
(a Delaware Corporation)
San Francisco, CA

I have audited the accompanying statement of financial condition of RMG Partners Corporation. as of December 31, 2003 and the related statements of income, changes, in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of RMG Partners Corporation. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004

2

RMG PARTNERS CORPORATION

Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	67,900
Cash held by brokerage		596
Accounts receivable		40,100
Investments		287,586
Property & equipment - net of accumulated depreciation of $38,242		-
Other assets		95,400
Total assets	$	491,582

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	10,561
Total liabilities		10,561

SHAREHOLDERS' EQUITY

Common stock, 100 shares authorized and outstanding	5,000
Additional paid in capital	638,025
Retained deficit	(162,004)
Total shareholders' equity	481,021
Total liabilities and shareholders' equity	$ 491,582

RMG PARTNERS CORPORATION

Statement of Income
For the year ended December 31, 2003

REVENUES:

Consulting fees	$	665,898
Net gain on investment		37,594
Interest and dividends		2,784
Other income		9,761
Total income		716,037

EXPENSES:

Employee compensation and benefits	$	416,522
Professional fees		140,929
Occupancy		54,597
Travel and entertainment		87,032
Communications		51,239
Other		69,350
Total expenses		819,669

Loss before income taxes		(103,632)

PROVISION FOR INCOME TAXES

Income tax benefit (note 3)		75,215
Net loss	$	(28,417)

RMG PARTNERS CORPORATION

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning Balance January 1, 2003	$5,000	$638,025	($133,587)	$509,438
Net Loss			(28,417)	(28,417)
Ending Balance December 31, 2003	$5,000	$638,025	($162,004)	$481,021

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (28,417)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	5,258
(Increase) decrease in:	
Account receivable	(38,535)
Advances to officer	300,000
Investments	(287,586)
Other assets	(54,984)
Increase (decrease) in:	
Accounts payable	(68,048)
Income taxes payable	(9,761)
Total adjustments	(153,656)
Net cash used in operating actitivies	(182,073)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment	(5,258)
Net cash used in investing activities	(5,258)
Decrease in cash	(185,831)
Cash at beginning of year	254,327
Cash at end of year	$ 68,496

Cash paid for:

Interest	-
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

RMG PARTNERS CORPORATION

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and General Matters:

The Company is a Delaware corporation organized in March 30, 2001 and commenced operations as a licensed broker-dealer October 5, 2001. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD).

The firm operates on a limited disclosed basis with no clearing firm requirements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, Accordingly, actual results could differ from those estimates.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2003.

Revenue Recognition

Fees from consultancy and investment advisor services are recognized as revenue upon billing of services rendered.

Property and equipment

Property and equipment are recorded at cost and are capitalized and depreciated over the lives dictated by the MACRS methods of depreciation under the Internal Revenue Code (the Code). Additional first year depreciation is taken up to the Section 179 limit provided for in the Code. All the property and equipment is fully depreciated because, since inception, the Company has not purchased property and equipment in any calendar year excess of the Section 179 limits. The resulting difference between double declining balance method was not significant.

7

RMG PARTNERS CORPORATION

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk Concentrations

The Company is engaged in various brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Note 2. LEASE COMMITMENTS

The Company rents its office space under a sublease agreement over a period of three years starting October 17, 2001 and expiring on January 31, 2005. There is a 30 day notice requirement.

Note 3: INCOME TAXES

The components of the income tax provision (benefits) for the year ended December 31, 2003 are as follows:

Current:	
Federal	$ (76,015)
State	800
Tax Benefit	$ (75,215)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and non-deductible expenses. At December 31, 2003 deferred tax assets and liabilities were not significant.

The net federal tax benefit of $ 75,215 is included in other assets.

8

RMG PARTNERS CORPORATION

Notes to Financial Statements
December 31, 2003

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $57,243 of which $52,243 was in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to any capital was 0.18 at December 31, 2003, which is less than the 15:1 limit.

Note 5. GOING CONCERN

The firm has experienced losses for the last three years and is dependent on the condition of the securities market, which has been depressed. The firm currently has capital to meet its current obligations for over two years.

9

RMG PARTNERS CORPORATION

Statement of Net Capital
Schedule I
December 31, 2003

	Focus 12/2003	Audit 12/2003	Change
Stockholders' equity, December 31, 2003	$403,003	$481,021	($78,018)
Subtract - Non allowable assets:			
Fixed assets	5,258	0	5,258
Other assets	347,763	423,778	(76,015)
Tentative net capital	49,982	57,243	(7,261)
Haircuts:	0	0	
NET CAPITAL	49,982	57,243	(7,261)
Minimum net capital	(5,000)	(5,000)	
Excess net capital	44,982	52,243	(7,261)
Aggregate indebtedness	17,822	10,561	7,261
Ratio of aggregate indebtedness to net capital	0.36%	0.18%	

The differences were caused by year-end adjusting entries
from reclacification of PAIB
(Personal Account of Introducing Broker) agreement.

The accompanying notes are an integral part of these financial statements.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 ● (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

Board of Directors
RMG Partners Corporation
(a Delaware corporation)
San Francisco, CA

In planning and performing my audit of the financial statements of RMG Partners Corporation for the year ended December 31, 2003, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by RMG Partners Corporation including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

12

Board of Directors
RMG Partners Corporation
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004